UNITED STATES SECURITIES
                            AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K
                                CURRENT REPORT

        REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
                16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             FOR APRIL 30, 2003
                             -------------------

                             SHEP TECHNOLOGIES INC.
                         (FORMERLY INSIDE HOLDINGS INC.)
                  ------------------------------------------
                (Translation of registrant's name into English)

            Suite 880, 609 Granville Street, Vancouver, B.C., Canada
           ---------------------------------------------------------
                  (Address of principal executive offices)

   [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                       Form 20-F  X       Form 40-F
                                 -----               -----
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
                              Yes       No   X
                                  ---       ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THE COMPANY, A FOREIGN PRIVATE ISSUER DOMICILED IN CANADA, IS REQUIRED, UNDER THE YUKON BUSINESS CORPORATIONS ACT AND THE BRITISH COLUMBIA SECURITIES ACT AND RULES TO FILE WITH THE BRITISH COLUMBIA SECURITIES COMMISSION AND THE YUKON TERRITORIES, FOR PUBLIC VIEWING, QUARTERLY AND ANNUAL FINANCIAL STATEMENTS, AND OTHER INFORMATION, WHICH THE REGISTRANT DEEMS OF MATERIAL IMPORTANCE TO STOCKHOLDERS.

THE COMPANY ANNOUNCES THE APPOINTMENT OF CLIVE A. BOWEN TO THE STI BOARD OF DIRECTORS.

Copy of the News Release and BC FORM 53-901F as filed with the Yukon Territories and BC Securities Commission is attached hereto and filed as Exhibit 1.1 and
Exhibit 1.2 to this filing on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

SHEP TECHNOLOIGES INC.

By:   /s/ Malcolm P. Burke
 -----------------------
Name: Malcolm P. Burke
Title: President and CEO
Date:   April 30, 2003

Exhibit 1.1
News Release
April 30, 2003

                  SHEP TECHNOLOGIES INC. APPOINTS NEW DIRECTOR

April 30, 2003 - SHEP TECHNOLOGIES INC. (OTCBB: STLOF, BER: IH3) ("STI" or the "Company") is pleased to confirm the appointment of Clive A. Bowen to the STI
Board of Directors.   Mr. Bowen  brings a strong  engineering, production and
management background in the automotive industry to his role with the Company.

Clive A. Bowen, 39, is head of Business Development at West Surrey Racing Ltd. ("WSR"), a leading British rapid prototyping and automotive engineering firm servicing both the motorsport and mainstream automotive industries. WSR provides solutions from concept through to production, with total vehicle capability and specialist skills in key areas.

During his time at WSR, Clive's accomplishments include: key contribution towards the negotiation of a three year contract with MG Rover to design and build the 2002 and 2003 British Touring Car Championship; the incorporation of WSR into the Motorsport Industry Association and the development of new initiatives on behalf of the Motorsport Industry Association with major
automotive manufacturers and the UK Department of Trade and Industry.   Clive
has also established a wide range of personal and business relationships with large automotive manufacturers including Ford Motor Company, BMW AG, Volkswagen AG (ADR), MG Rover Group Limited and Honda Motor Company, Ltd.

Clive possesses extensive commercial experience on six continents, is a director of two other engineering companies, one of which operates in the automotive sector, and is an active participant within several industry organisations in both the automotive and motorsport sectors. Prior to joining WSR, Clive held various management and engineering positions with leading industrial and engineering companies including Haldir Ltd., Wright Machinery Company Ltd. And Rolls-Royce plc. Clive has a degree in Mechanical Engineering from the University of Portsmouth in the UK.

Clive's strong engineering, production and management background in the automotive industry will allow him to provide STI with strategic input in the implementation of the Company's technological development and commercialization plans. On confirmation of his acceptance of the position, Clive said, "I am very
pleased to be able to serve STI as the   Company  expands  its  technology and
development initiatives, particularly in the UK. The SHEP System is an extremely significant and promising technology given today's global demand for increased fuel efficiency and decreased vehicle emissions. In particular, I expect STI's ongoing work to refine the SHEP System and to make it compatible with 'by-wire' technologies will provide the Company with significant opportunities in both commercial and passenger vehicles."

"We believe Clive to be a very significant addition to the STI Board of Directors," stated Malcolm Burke, President and CEO of STI. "We expect that the addition of his engineering and product development skills will prove invaluable to our management team as the Company launches its UK-based global development efforts."

Clive Bowen joins Malcolm P. Burke, President and Chief Executive Officer, Tracy
A. Moore, Chief Financial Officer, W. Ray Evans, Peter Robert Humphrey and Betty Anne Loy on the Board.

About SHEP Technologies Inc.

SHEP Technologies Inc. acquired SHEP Limited, a corporation based in the Isle of Man with operations in Taunton, England and in the United States. SHEP Limited has designed and developed proprietary energy technology for application in the global automotive sector.

The SHEP System, using electronics and proprietary hydraulic pump motors, captures otherwise lost kinetic energy generated during vehicle braking, and utilizes this recovered energy for vehicle acceleration during the inefficient low-speed acceleration phase. Under a controlled test environment at one of the world's largest automotive manufactures, significant fuel savings, together with reduced engine and brake wear and tear, were realized.

The SHEP System is intended to be equally applicable to delivery, service and passenger vehicles of all sizes and variety. Optimal use of SHEP technology is anticipated in high density urban traffic environment where acceleration and braking cycles are frequent - accordingly buses, trucks, taxis and subway systems could be ideal applications.

The Company anticipates licensing its "Stored Hydraulic Energy Propulsion" System to automotive manufacturers and their Tier 1 suppliers. Hydraulic propulsion is being embraced by OEMs in the automotive industry. In particular, SHEP components are incorporated as an integral part of one of North America's major auto producer's hydraulic power assist-equipped development vehicles.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Malcolm P. Burke

Malcolm P. Burke, President and Chief Executive Officer

Statements about the Company's future expectations, including future revenues and earnings, and all other statements in this press release other than historical facts, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform
Act of 1995.   The Company intends that  such  forward-looking  statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results. Unless otherwise noted, all financial amounts refer to US dollars.

For further information, please contact:
Malcolm P. Burke
Tel: 604-689-1515
website: www.shepinc.com

Exhibit 1.2
BC FORM 53-901F
April 30, 2003

                       BC FORM 53-901F (Previously Form 27)
                                 Securities Act
              Material Change Report Under Section 85(1) of the Act

ITEM 1    REPORTING ISSUER

SHEP Technologies Inc.
(Formerly Inside Holdings Inc.)
Suite 880, 609 Granville Street
Vancouver, BC V7Y 1G5

ITEM 2    DATE OF MATERIAL CHANGE

April 30, 2003

ITEM 3    PRESS RELEASE

April 30, 2003 at Vancouver, BC

ITEM 4    SUMMARY OF MATERIAL CHANGE

SHEP Technologies Inc. appointments Clive A. Bowen to the STI Board of
Directors.

ITEM 5    FULL DESCRIPTION OF MATERIAL CHANGE

SHEP Technologies Inc. ("STI" or the "Company") is pleased to confirm the appointment of Clive A. Bowen to the STI Board of Directors. Mr. Bowen brings a strong engineering, production and management background in the automotive industry to his role with the Company.

Clive A. Bowen, 39, is head of Business Development at West Surrey Racing Ltd. ("WSR"), a leading British rapid prototyping and automotive engineering firm servicing both the motorsport and mainstream automotive industries. WSR provides solutions from concept through to production, with total vehicle capability and specialist skills in key areas.

During his time at WSR, Clive's accomplishments include: key contribution towards the negotiation of a three year contract with MG Rover to design and build the 2002 and 2003 British Touring Car Championship; the incorporation of WSR into the Motorsport Industry Association and the development of new initiatives on behalf of the Motorsport Industry Association with major automotive manufacturers and the UK Department of Trade and Industry. Clive has also established a wide range of personal and business relationships with large automotive manufacturers including Ford Motor Company, BMW AG, Volkswagen AG
(ADR), MG Rover Group Limited and Honda Motor Company, Ltd.

Clive possesses extensive commercial experience on six continents, is a director of two other engineering companies, one of which operates in the automotive sector, and is an active participant within several industry organisations in both the automotive and motorsport sectors. Prior to joining WSR, Clive held various management and engineering positions with leading industrial and engineering companies including Haldir Ltd., Wright Machinery Company Ltd.
and Rolls-Royce plc. Clive has a degree in Mechanical Engineering from the University of Portsmouth in the UK.

Clive's strong engineering, production and management background in the automotive industry will allow him to provide STI with strategic input in the implementation of the Company's technological development and commercialization
plans.   On confirmation of his acceptance of the position,  Clive said,  "I am very pleased to be able to serve STI as the Company expands its technology and development initiatives, particularly in the UK. The SHEP System is an extremely significant and promising technology given today's global demand for increased fuel efficiency and decreased vehicle emissions. In particular, I expect STI's ongoing work to refine the SHEP System and to make it compatible with 'by-wire' technologies will provide the Company with significant opportunities in both commercial and passenger vehicles."

"We believe Clive to be a very significant addition to the STI Board of Directors," stated Malcolm Burke, President and CEO of STI. "We expect that the addition of his engineering and product development skills will prove invaluable to our management team as the Company launches its UK-based global development efforts."

Clive Bowen joins Malcolm P. Burke, President and Chief Executive Officer, Tracy
A. Moore, Chief Financial Officer, W. Ray Evans, Peter Robert Humphrey and Betty Anne Loy on the Board.


ITEM 6    RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM 7    OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8    DIRECTOR/SENIOR OFFICER

Contact:     Malcolm P. Burke
Telephone:   604.689.1515

ITEM 9    STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, BC this 30th day of April 2003.

/s/ Malcolm P. Burke"
---------------------------
Malcolm P. Burke
Director

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